UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 13, 2025

(Date of Report (Date of earliest event reported))

GRAZE, INC.
(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State of incorporation)	(IRS Employer Identification Number)

6700 Pinecrest Drive Suite 400 Plano, Texas 75024	90401
(Address of principal executive offices)	(ZIP Code)

972.598.9740

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Graze, Inc. (the "Company") is providing the following update to shareholders to ensure transparency regarding recent corporate developments affecting operations and governance.

Over the past week, the Company, its Board of Directors, and legal counsel have remained focused on protecting shareholder interests and executing the Company’s approved strategic and operational agenda. Despite efforts to maintain continuity and stability, the Company has experienced material disruption of business activities caused by a group of shareholders and other individuals who have executed written consents purporting to remove the current Board and management team.

These actions halting business operations include, but are not limited to:

•	Unauthorized access to the Company’s financial systems and electronic corporate records;
•	Direct outreach to Company vendors and employees while falsely claiming authority to represent the Company;
•	Causing Company accounts to be frozen by financial institutions due to confusion and conflicting information.

These events have significantly impaired the Company’s ability to operate and deliver customer commitments, and have introduced material risk to both near-term liquidity and long-term viability.

The Company confirms that although the current board faces opposition from a shareholder group it has determined following review that the stockholder written consents are invalid under Delaware law; and the current Board of Directors and executive leadership remain lawfully in place.

Notwithstanding these challenges, the Company’s current management team remains steadfast in its mission to:

•	Serve and support customers;
•	Deliver Graze units and continue product advancement;
•	Uphold stability and well-being for employees;
•	Generate long-term value for shareholders.

The Board, along with legal counsel, remains committed to transparency and will continue providing timely updates through additional public filings and direct communications. The Company deeply appreciates the continued support of employees, customers, vendors, and partners as it navigates this period with determination and integrity.

 Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our reports filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:	/s/ Logan Fahey Franz
Title:	Chief Executive Officer and Director
Date:	May 14, 2025

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